FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) December 2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ____   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        ANGLO SWISS RESOURCES INC.
                                                        (Registrant)

Dated: January 17, 2011   BY: *Chris Robbins*

                                                        It's   Vice President
                                                                     (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

January 17, 2011

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
                SEC FILE NO. 0-08797
                FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
         Vice President

December 7, 2010

ANGLO SWISS RESOURCES GRANTS 400,000 OPTIONS

IMMEDIATE RELEASE	**Vancouver, British Columbia.**
December 7, 2010	**TSX Venture: ASW**
	OTCBB: ASWRF
	Frankfurt: AMO

Anglo Swiss Resources Inc. has granted 400,000 options to directors, officers and/or employees at 22.5 cents per share for up to a period of five years. The options will vest according to the TSX Venture Exchange policies and are subject to trading restrictions as per regulatory rules and policies.

Anglo Swiss Resources is developing the Company's 100% owned Kenville Gold Mine property and is also earning a majority interest in the 160 square kilometer Nelson Mining Camp, south of the Kenville property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the property with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com


Reader Advisory
The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of this release.


Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Anglo Swiss Resources' plan for future exploration and development of its properties.

December 9, 2010


Anglo Swiss Appoints Constable to Board


IMMEDIATE RELEASE	**Vancouver, British Columbia.**
December 9, 2010	**TSX Venture: ASW**
	OTCBB: ASWRF
	Frankfurt: AMO

Anglo Swiss Resources Inc. ("Anglo Swiss Resources" or the "Company") is pleased to announce the appointment of David Constable BSC (Hons.), MBA (Hons.), ICD.D to the Company's board of directors, effective immediately. David has more than 40 years experience in mineral exploration, development and strategic investor relations throughout Canada and internationally. From 2002-10 he was Vice President Investor Relations for FNX Mining Company Inc. (FNX:TSX), retiring after the 2010 $3.5 billion merger with Quadra Mining Ltd. (QUA:TSX) to create QuadraFNX Mining Ltd. (QUX:TSX). Previously, from 1996 – 2002, he listed Australia's Normandy Mining Limited on the Toronto Stock Exchange and marketed Australia's largest gold producer in North America until its $2.4 billion acquisition in 2002 by Newmont Mining Corporation.

David has a BSc (Hons.) from Mount Allison University in New Brunswick and an MBA (Hons.) from Sudbury's Laurentian University. He is an experienced director of public resource companies and possesses an ICD.D designation from the Institute of Canadian Directors. Previous board positions included eight years with Aquiline Resources Inc. until its $660 million acquisition by Pan American Silver Corp. (PAA:TSX) late in 2009 and Moly Mines Limited (MOL:TSX) until the completion of a US$700 million financing for its Spinifex Ridge Project in Western Australia in May 2010. He is currently Chairman of both U3O8 Corp (UWE:TSX-V) and Rockcliff Resources Inc. (RCR:TSX-V) and on the board of Magma Metals Limited (MMW:ASX:TSX) and Woulfe Mining Corp.(WOF:TSX-V).

Len Danard, President and CEO states "We are pleased that the Anglo Swiss Resources' gold story is strong enough to attract a senior, experienced director. David brings a wide breath of experience in strategic investor relations, mineral exploration and development, financings and extensive merger and acquisition activities. Adding a director with an ICD.D designation will improve all aspects of corporate governance and corporate communication. David will be an active addition to the evolving Anglo Swiss Resources team."

Anglo Swiss Resources is developing the Company's 100% owned Kenville Gold Mine property and is also earning a majority interest in the 160 square kilometer Nelson Mining Camp, south of the Kenville property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com

Cautionary Statement:

The foregoing information may contain forward-looking statements relating to the future performance of Anglo Swiss Resources Inc. Forward-looking statements, specifically those concerning future performance, are subject to certain risks and uncertainties, and actual results may differ materially from Anglo Swiss Resources plans and expectations. These plans, expectations, risks and uncertainties are detailed herein and from time to time in the filings made by Anglo Swiss Resources with the TSX Venture Exchange and securities regulators. Anglo Swiss Resources does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

December 9, 2010


ANGLO SWISS RESOURCES GRANTS 2,000,000 OPTIONS


IMMEDIATE RELEASE	**Vancouver, British Columbia.**
December 9, 2010	**TSX Venture: ASW**
	OTCBB: ASWRF
	Frankfurt: AMO

Anglo Swiss Resources Inc. has granted 2,000,000 options to a director(s), officer and/or employee at 27.5 cents per share for up to a period of five years. The options will vest according to the TSX Venture Exchange policies and are subject to trading restrictions as per regulatory rules and policies.

Anglo Swiss Resources is developing the Company's 100% owned Kenville Gold Mine property and is also earning a majority interest in the 160 square kilometer Nelson Mining Camp, south of the Kenville property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the property with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com


Reader Advisory
The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of this release.


December 14, 2010


ANGLO SWISS STRIKES MULTIPLE HIGH GRADE GOLD INTERSECTS DURING RECENT DRILLING TO THE SOUTH OF THE KENVILLE GOLD MINE


IMMEDIATE RELEASE	**Vancouver, British Columbia.**

December 14, 2010

TSX Venture: ASW
OTCBB: ASWRF
Frankfurt: AMO

Anglo Swiss Resources (ASW - TSX.V, ASWRF - OTCBB, AMO - Frankfurt) announces initial results from the 5,000 metre fall/winter drill program at the Kenville Gold Mine Property in south-east British Columbia. To date three holes have been completed (KE10-16 / 17 / 19). Assay results for hole KE10-16 are back from the assay lab and are included in this release. Samples from hole KE10-17 are enroute to the lab and hole KE10-19 is being logged and sampled. Assay results from holes KE10-17 and KE10-19 may not be back from the lab until after the New Year due to lab workloads and the holiday season.

The vein intersections in hole KE10-16 stepped out up to 90 meters south of the intersections made last winter. The veins were intersected at an angle close to 90 degrees making the intervals very close to true width. Of particular note is the interception at what is believed to be the flat vein elevation, 85 meters south of the last flat vein intersection made during the 2009-2010 drilling in hole KE10-15. This new intercept (from 361.4 to 362.74m or **1.34 meter**) averaged **59.84 g/t Au and 87.23 g/t Ag, almost 2 oz gold as well as over 3 oz silver content.**

Some highlights from the assay sheets are as follows:

hole #	From meter	To meter	Interval meter	Au ppm Grams/tonne	oz / ton	Ag ppm Grams/tonne
KE10-16	221.4	221.89	0.49	5.81	0.18	12.1
KE10-16	263.6	264	**0.4**	**111.5**	**3.58**	**58.1**
KE10-16	274.18	275.08	**0.9**	**47.2**	**1.51**	**51.4**
KE10-16	295.86	296.35	0.49	13.6	0.43	11.2
KE10-16	335.16	335.56	0.4	19.95	0.64	28.2
KE10-16	361.4	361.86	**0.46**	**5.79**	**0.18**	**5.4**
KE10-16	361.86	362.74	**0.88**	**88.1**	**2.83**	**130**

The sampled core was submitted for assay with proper reference certified material, blanks, samples duplicates for quality control and scrutiny for NI 43-101 purposes. Gold and silver values were analyzed by fire assay; the analytical laboratory retained was ALS Canada of Vancouver.

This project is a continuation of the drilling that was completed during the fall / winter of 2009-2010. That phase of drilling was designed to test the extensions of the known veins in the existing Kenville Mine both to the south and to depth. It was also designed to test the south, north and depth extents of the newly discovered "Eagle Veins". During the 2009-2010 drilling many high grade vein intercepts were made (news release Oct 4, 2010), proving not only that the historic Kenville veins do extend to the south and to depth but also continue to carry substantial gold grades.

These interceptions also added significant strike length and depth to the "Eagle" veins while leaving them open in all directions. The 2009-2010 program was very successful and provided a clear direction for this phase of drilling.

Working off of those successes this latest round of drilling is designed to first "step out" further south and west of the 2009-2010 drilling. Once the southern and western extents of this phase of drilling has been delineated, infill drilling will commence for more detailed calculations of tonnes/grams (tons/ounces). The southern perimeter of this drilling will be over 500 meters strike length from the veins in the back of the existing Kenville mine's footprint and more then 750 meters strike length from the first interceptions made on the "Eagle" veins.

As can be seen from these results, this drill program is off to a highly successful start with these high grade intersections from hole KE10-16. In addition, there were also 7 other intersections assaying between 2.0 and 7.23 grams/tonne in that hole. Hole KE10-16 was drilled south of the existing mine, an area poorly explored up till now. This under explored region continues south in the strike direction of the historical known and the recently discovered "Eagle" veins. Completed hole KE10-19 is 200 meters further south from hole KE10-16 and KE10-17. Assays are pending in the New Year.

These results are typical of the high grade gold veins that built the Kenville Gold Mine. All of its past production has come from high grade veins that show great continuity. These veins are sheeted and stacked fissure veins which locally pinch and swell.

All recent technical work has been supervised by, and the contents of this news release have been verified by, Ginette Carter, P.Geo, who is a qualified person as defined in National Instrument 43-101, standards of disclosure for mineral projects.

About Anglo Swiss

Anglo Swiss Resources is earning a majority interest in the 160 square kilometer Nelson Mining Camp, the host to the Company's 100% owned Kenville Gold Mine property. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com


Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
.

Cautionary Note Regarding Forward-Looking Statements


Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Anglo Swiss Resources' plan for future exploration and development of its properties. Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: the ability of Anglo Swiss Resources to advance development of its properties; price volatility of gold and other metals; impact of any hedging activities, including margin limits and margin calls;

discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; defective title to mineral claims or property, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labour relations matters. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law.